Exhibit 99.2

WalkMe Ltd. Appoints Hagit Ynon as Chief Financial Officer

Former Interim CFO and EVP of Finance & Operations to assume permanent CFO role

SAN FRANCISCO, February 15, 2023 – WalkMe Ltd. (NASDAQ: WKME), a leading provider of digital adoption solutions, today announced the appointment of Hagit Ynon as Chief Financial Officer. Ms. Ynon assumes the role after serving as WalkMe’s interim CFO for the past six months and EVP of Finance & Operations during the three years prior.

“Hagit has been a valuable member of our Executive Leadership Team for three-and-a-half years, beginning as WalkMe’s EVP of Finance and Operations, then transitioning to interim CFO for the past six months,” said Dan Adika, CEO & Co-founder, WalkMe. “She has led the building of our finance organization over the years, even playing an integral role in our IPO process. Her past and current experience has positioned WalkMe well on our path to profitability. We have all been incredibly impressed by her ability to step into the interim CFO role with clear purpose and commitment, and we have the utmost confidence in her leading WalkMe’s finance and operations going forward.”

“It has been an honor to serve as a member of WalkMe’s talented Executive Leadership Team over the past few years, and it’s even more of an honor to now be serving as Chief Financial Officer,” said Hagit Ynon, Chief Financial Officer. “I’m very excited about this next chapter of my journey with WalkMe, as I strongly believe in the value we are delivering customers and our strategy focusing on the enterprise. I will continue to build operational excellence into the business as we become cash flow positive for long-term sustainable growth.”

“Hagit’s tenure as a seasoned finance leader as well as her commitment to driving WalkMe to profitability made her a strong choice for the role of Chief Financial Officer,” said Michele Bettencourt, Chairperson of the Board, WalkMe. “I’m looking forward to continuing to work alongside both Hagit and Dan to drive the future of digital adoption for enterprises across the globe.”

Prior to WalkMe, Ms. Ynon spent nearly two decades at NICE, a publicly traded tech leader, in various finance leadership roles including Corporate VP of Finance. She holds a B.A. in Business and Accounting and an MBA, Cum Laude, from the College of Management in Israel. She is a Certified Public Accountant and a Lecturer at Reichman University.

About WalkMe
WalkMe’s cloud-based Digital Adoption Platform enables organizations to measure, drive and act to ultimately accelerate their digital transformations and better realize the value of their software investments. Our platform leverages proprietary technology to provide visibility to an organization’s Chief Information Officer and business leaders, while improving user experience, productivity and efficiency for employees and customers. Alongside walkthroughs and third-party integration capabilities, our platform can be customized to fit an organization’s needs.

Special Note Regarding Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s future financial results and guidance, and expectations regarding our revenue, operating loss and free cash flow are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability; the impact of the COVID-19 pandemic or adverse macro-economic changes on our business, financial condition and results of operations; the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions; our estimates of, and future expectations regarding, our market opportunity; our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings; our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners; the effects of increased competition in our target markets and our ability to compete effectively; our ability to attract and retain new customers and to expand within our existing customer base; the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs; the percentage of our remaining performance obligations that we expect to recognize as revenue; our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so; our relationships with, and dependence on, various third-party service providers; our dependence on our management team and other key employees; our ability to maintain and enhance awareness of our brand; our ability to offer high quality customer support; our ability to effectively develop and expand our marketing and sales capabilities; our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations; the sustainability of, and fluctuations in, our gross margin; risks related to our international operations and our ability to expand our international business operations; the effects of currency exchange rate fluctuations on our results of operations; challenges and risks related to our sales to government entities; our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements; our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein; our ability to maintain the security and availability of our platform, products and solutions; our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future; changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns; risks related to political, economic and security conditions in Israel; the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; factors that may affect the future trading prices of our ordinary shares; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on form 20-F filed with the Securities and Exchange Commission on March 24, 2022, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Media Contact
Christina Knittel
WalkMe
press@walkme.com

Investor Contact:
John Streppa
investors@walkme.com